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                                                                   Exhibit 99.59

News release via Canada NewsWire, Toronto 416-863-9350

         Attention Business Editors:
         FDA GRANTS FAST TRACK DESIGNATION TO ALZHEIMER'S DISEASE DRUG CANDIDATE AZD-103/ELND005

TORONTO, April 3 /CNW/ -- TRANSITION THERAPEUTICS INC. ("Transition")
(TSX: TTH) announced today that the United States Food and Drug Administration ("FDA") has granted Fast Track designation to investigational drug candidate AZD-103/ELND005, being developed in collaboration with ELAN CORPORATION, PLC. ("ELAN") (NYSE: ELN) for the treatment of Alzheimer's disease. AZD-103/ELND005 is currently being evaluated in multiple Phase I clinical studies, and the companies anticipate starting Phase II clinical studies around the end of 2007.

"The decision by the FDA is very encouraging news for Alzheimer's disease patients and their families, and we believe it reflects the considerable potential for AZD-103 in this area," said Dr. Tony Cruz, Chairman and Chief Executive Officer of Transition. "Transition and Elan welcome this decision and look forward to working with the FDA and the clinical community to make continued progress on AZD-103/ELND005."

Under the FDA Modernization Act of 1997, Fast Track designation is intended to facilitate the development and expedite the review of a drug or biologic if it is intended for the treatment of a serious or life-threatening condition, and it demonstrates the potential to address unmet medical needs for such a condition.


ABOUT TRANSITION

Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition's lead products include AZD-103/ELND005 for the treatment of Alzheimer's disease and regenerative therapies E1-I.N.T.TM and GLP1-I.N.T.TM for the treatment of diabetes. Transition has an emerging pipeline of preclinical drug candidates developed using its proprietary drug discovery engine. Transition's shares are listed on the Toronto Stock Exchange under the symbol "TTH". For additional information about the company, please visit www.transitiontherapeutics.com.

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC or otherwise. Press releases may contain forward-looking statements based on the expectations of our management as of the date of the release. Actual results may materially differ based on many factors, including those described in the press releases.

%SEDAR: 00015806E

/For further information: visit www.transitiontherapeutics.com or contact: Dr. Tony Cruz, Chief Executive Officer, Transition Therapeutics Inc., Phone (416) 260-7770, x223, tcruz (at) transitiontherapeutics.com; Mr. Elie Farah, CFO and VP Corporate Development, Transition Therapeutics Inc., Phone: (416) 260-7770, x 203, efarah (at) transitiontherapeutics.com/
     (TTH.)

CO: Transition Therapeutics Inc.

CNW: 08:00e 03-APR-07